Dear Shareholder,

During the second quarter of 2005, the Company significantly increased its revenue from RAMP product sales while achieving several important milestones to advance new product development initiatives toward commercialization with funding partners including 3M Health, General Dynamics, and Shionogi & Co. The Company also made substantive progress in negotiations aimed at concluding an agreement that would enable the Company to commercialize a rapid point-of-care test for congestive heart failure. These discussions culminated in the agreement with Roche Diagnostics to commercialize the RAMP NT-proBNP Test worldwide, excluding Japan, as announced on July 26, 2005.

During the quarter ended June 30, the Company achieved each of the following:

  Revenues from product sales increased by 72% to $860,075 as compared to $499,530 for the quarter ended June 30, 2004;

  The Company’s Board of Directors was strengthened with the appointments of David Turner, Chairman, and Ross MacLachlan;

  The Company’s RAMP System received the 2005 Excellence in Technology of the Year Award and 2005 Product Innovation of the Year Award from Frost & Sullivan;

  Performance based milestones were achieved in each of the following new product development programs:

    the BNP development program for congestive heart failure funded by Shionogi & Co. which is preparing to file for regulatory clearance in Japan during the third quarter;
    the collaboration with 3M Medical Division on the clinical infectious disease test aimed at reducing the incidence of hospital acquired infections; and
    the 4Warn/RAMP technology integration program with General Dynamics was marked by considerable progress toward securing international defense contracts.

Biodefense
Since the RAMP Anthrax Test was approved by a US Department of Homeland Security-sponsored evaluation, the Company is experiencing increased industry awareness of RAMP’s market leading performance resulting in consistent sales growth.

Biodefense revenue for the three months ended June 30, 2005 increased 361% to $454,765 compared to the second quarter of 2004. Sales of RAMP Biodefense Systems have now more than doubled year-to-date, as compared with last year.

Earlier this month, the Company received its largest single purchase order from the US first response community through its marketing and distribution partner US-based Fisher Safety, a subsidiary of Fisher Scientific International and America's leading distributor of occupational safety products.

With 16 leading international biodefense distributors and more than 200 RAMP Systems for biological detection in active field use worldwide, the Company is exploring larger strategic business opportunities. In addition to the collaboration with General Dynamics aimed at securing military and homeland security contracts, several additional international defense organizations have purchased RAMP Systems for evaluation in multiple large and long-term strategic applications.

RAMP Cardiovascular Tests
Clinical revenue for the three months ended June 30, 2005 increased 27% to $152,372 compared to the second quarter of 2004, with the majority of sales to the Asian market.

The US sales group has enjoyed early success in facilitating a series of evaluations in leading US hospitals, and initial sales are now coming to fruition. Importantly, interest in the RAMP cardiac marker tests to assist in the early detection of heart attacks has risen sharply in anticipation of a rapid RAMP test for congestive heart failure.

On July 26, 2005, the Company achieved one of its most significant business collaborations to date by securing the rights to commercialize a rapid quantitative point-of-care NT-proBNP test, for a broad array of cardiovascular conditions including the diagnosis and management of congestive heart failure and coronary artery disease.

The licensing agreement with Roche Diagnostics is worldwide, excluding Japan where the Company is concluding development of a BNP (B-type natriuretic peptide) test funded by Japanese pharmaceutical company Shionogi & Co.

which is preparing to file for regulatory clearance in Japan over the coming weeks. The Company and Shionogi are together assessing distribution opportunities for the RAMP Cardiovascular Tests with a scheduled launch during the first half of 2006.

Since the recent joint-announcement with Roche, the world's largest medical diagnostics company, we have achieved tremendous performance results and are fast tracking development of this POC NT-proBNP test.

We are completing feasibility and preparing to initiate development of the RAMP NT-proBNP Test. Moreover, we expect to conclude marketing and distribution agreements for our cardiovascular product line in the US, Europe, and Asia before the end of this year, with an international launch of the RAMP NT-proBNP Test scheduled within the next 12 months.

Since Roche has licensed the NT-proBNP marker to several leading manufacturers of lab analyzers including Dade Behring, we expect NT-proBNP to be the chosen test for CHF in more than 50% of the hospitals worldwide. These facilities prefer that their lab and POC diagnostic systems be harmonized and as a result, RAMP is positioned to be the primary POC solution for these hospitals.

The worldwide market for congestive heart failure testing is demonstrating unprecedented growth, currently estimated to be approaching US$800 million.

Congestive heart failure impedes the ability of the heart to pump blood at a rate sufficient to support the body's vital needs. CHF affects nearly 17 million people worldwide, and is the single most frequent cause of hospitalization in people over 65 years. The initial diagnosis of CHF is problematic as symptoms are non specific. Before congestive heart failure marker tests were introduced five years ago, physicians had a less than 50% success rate at diagnosing the 550,000 new patients each year in the US.

The US$24 billion spent each year treating congestive heart failure has been singled out by hospital administrators as a key area where testing can dramatically impact costs by reducing admissions and total treatment time. A diagnostic tool that can deliver lab quality results in minutes, such as RAMP, offers hospitals the ability to meet best practices guidelines for cardiovascular testing.

3M Clinical Infectious Disease Market
The Company has recently achieved a major milestone in the development program funded by 3M Medical Division in the area of infectious disease testing. Interesting to note, a recent study funded by 3M on the severity of hospital acquired infections showed that they cost the US health care system alone approximately US$9.5 billion per year, and account for approximately 12,000 deaths each year.

The results to date are extremely encouraging and we look forward to introducing an infectious disease testing product line to be marketed exclusively by 3M.

Environmental Infectious Diseases (West Nile Virus)
The Company experienced a modest decline in sales of the RAMP West Nile Virus Test during the second quarter attributable to low mosquito populations due to weather. Unseasonably cool temperatures reduced the need for environmental screening of mosquitoes in many jurisdictions.

Revenue from WNV sales was $252,938 during the second quarter, a decrease of 10% compared to the same period last year.

It was rewarding to host delegates from the American Mosquito Control Association Trustees annual meeting held in Vancouver in April. More than 100 guests including leading experts from around the world visited Response to tour our facility, receive RAMP demonstrations, and learn more about our environmental infectious disease program.

Board of Directors
I am pleased to welcome three new members to the Company’s Board of Directors, David Turner, Chairman, Ross MacLachlan and William Moffitt.

David Turner is Chairman of Zuellig Nutritional Group, and Executive Chairman and CEO of Zuellig Group North America, headquartered in Long Beach, California. Mr. Turner has extensive international business experience in life sciences, manufacturing and supply chain industries throughout North America, Europe, and Asia-Pacific. A Chartered Accountant by profession, he has successfully managed IPO's, acquisitions, corporate restructuring, business turnarounds and start-ups. He has a proven ability to raise capital and to grow businesses in highly competitive industries.

Ross MacLachlan is an experienced business executive and entrepreneur with a successful track record as a founder and investor in several innovative and early stage technology companies. Most recently, Mr. MacLachlan worked with Haywood Securities in a corporate finance role. He currently serves as a director with a select number of companies and is regularly engaged as a management consultant in the development of strategic planning and early stage execution.

Earlier this month, William Moffitt, former President and Chief Executive Officer of i-STAT Corp., also joined the Company's Board of Directors. Having led a point-of-care diagnostic company from IPO through acquisition by a global healthcare company, his business experience and knowledge of our sector will be invaluable.

With their strategic input, we are now focused on building a comprehensive international marketing and distribution network for our cardiovascular products over the coming weeks and months. Importantly, we are also entering discussions with multiple partners including 3M, Shionogi and Roche aimed at concluding commercialization agreements in the near term.

I would like to thank you for your continued support as we progress toward our goal of becoming the world's leading immunoassay-based point-of-care diagnostics company.

Best regards,

  "Bill Radvak"
Bill Radvak
President & Chief Executive Officer
August 29, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the unaudited consolidated interim financial statements of the Company for the three and six months ended June 30, 2005, including the related notes therein, the audited consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for the year ended December 31, 2004, and the Management’s Discussion and Analysis of Financial Operations section of the Company’s 2004 Annual Report. The Company’s unaudited consolidated interim financial statements have been prepared in accordance with GAAP.

This discussion includes forward-looking statements made by management that involve uncertainties and risks, including those discussed herein and as described in the “Risk Factors” section of our Annual Information Form. Such forward-looking statements should be given careful consideration and undue reliance should not be placed on these statements. Our actual results may differ materially from those contained in any forward-looking statements. Additional information relating to the Company, including its 2004 Annual Information Form, is available by accessing the SEDAR website at www.sedar.com. All amounts are expressed in Canadian dollars unless otherwise indicated.

This management discussion and analysis of financial condition and results of operations has been prepared as at August 30, 2005.

OVERVIEW

Response Biomedical Corp. (“Response Biomedical” or “the Company”) develops, manufactures and sells diagnostic tests for use with its proprietary RAMP® System, a fluorescent immunoassay-based on-site diagnostic testing platform. The RAMP technology utilizes a unique method to account for sources of error inherent in conventional lateral flow immunoassay technologies, thereby providing the ability to quickly and accurately detect and quantify an analyte present in a liquid sample. Consequently, an end user on-site or in a point-of-care setting can rapidly obtain important diagnostic information. Response currently has nine RAMP tests available for environmental and clinical testing applications and the Company has plans to commercialize additional tests.

Biodefense revenue for the three and six months ended June 30, 2005 increased 361% and 90% respectively to $454,765 and $1,075,708 compared to $98,718 and $566,193 in 2004.

Clinical revenue for the three and six months ended June 30, 2005 increased 27% and 20% respectively to $152,372 and $208,583 compared to $119,714 and $173,982 in 2004.

Environmental infectious diseases (West Nile Virus) revenue for the three and six months ended June 30, 2005 decreased 10% and 6% respectively to $252,938 and $365,307 compared to $281,098 and $387,283 in 2004.

Contract service fees for the three and six months ended June 30, 2005 decreased 72% and 82% respectively to $69,844 and $77,138 compared to $253,969 and $435,177 in 2004. Revenue from contract services can vary significantly from quarter-to-quarter because it is dependent upon the achievement of milestones that vary from agreement to agreement. The decrease in revenue in 2005 was primarily due to the timing of milestones required to recognize service revenues. Milestone payments from contract services to Shionogi & Co., Ltd. and General Dynamics Canada Ltd. were received for the quarter but not recognized. Recognition of revenue in some cases is dependent upon completion of the entire term of an agreement.

As at June 30, 2005, the Company had working capital of $161,327 (December 31, 2004 – $3,121,194), bank indebtedness of $643,064 (December 31, 2004 – $nil) and a cash balance of $284,587 (December 31, 2004 – $2,716,902). Based on a quarter-end Canadian dollar to U.S. dollar exchange rate of 1.2256, US$475,307 of the US$1,000,000 line of credit was available at June 30, 2005. The line of credit must be fully repaid by December 15, 2005.

Operational milestones included:

  In May 2005, the Company received both the 2005 Excellence in Technology of the Year Award and 2005 Product Innovation of the Year Award for its RAMP System from Frost & Sullivan, a global growth consulting company.

  In the second quarter, the Company achieved various collaborative research and development milestones for 3M Co., Shionogi & Co. Ltd. and General Dynamics Canada Ltd.

  On June 21, 2005, two new Directors, Mr. David Turner and Mr. Ross MacLachlan, were elected to join the Company’s Board of Directors at the Company’s Annual General Meeting.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
For the three and six months ended June 30, 2005 and 2004.

Revenues and Cost of Sales

Revenues from product sales for the three and six months ended June 30, 2005 were $860,075 and $1,649,598 compared to $499,530 and $1,127,458 in 2004, an increase of 72% and 46% respectively. Biodefense product sales for the three and six months ended June 30, 2004 increased 361% and 90% respectively to $454,766 and $1,075,709 compared to $98,718 and $566,193 in 2004. The increase in biodefense product sales was primarily due to an increase in revenues from a growing customer base and growing acceptance of the Company’s products. Clinical cardiac product sales for the three and six months ended June 30, 2005 increased 27% and 20% respectively to $152,372 and $208,583 compared to $119,714 and $173,982 in 2004. Clinical product sales did not increase significantly due to timing of shipments to the Company’s Chinese distributor and the early stage of U.S. direct sales efforts. Sales of the Company’s West Nile Virus products for the three and six months ended June 30, 2005 decreased 10% and 6% respectively to $252,938 and $365,307 compared to $281,098 and $387,283 in 2004 due to weather patterns that were less conducive to the spread of the disease.

Revenues from contract service fees and collaborative research agreements for the three and six month ended June 30, 2005 were $69,844 and $77,138 compared to $253,969 and $435,177 in 2004, a decrease of 72% and 82% respectively. This decrease was primarily due to the timing of milestones required to recognize service revenues from the Company’s collaborations with 3M Co., General Dynamics Canada Ltd. and Shionogi & Co. Ltd. Additional milestones were achieved and milestone payments received in the second quarter of 2005 however, the majority of revenues will not be recognized until completion of the agreements.

Cost of sales for the three and six months ended June 30, 2005 was $451,913 and $827,244 compared to $460,053 and $792,322 in 2004, a decrease of 2% and an increase of 4% respectively. Cost of sales includes direct manufacturing labor and materials costs, and allocated overhead.

Gross margin for the three and six months ended June 30, 2005 was 51% and 52% compared to 39% and 49% in 2004. In addition, the Company continues to benefit from efficiencies from increased production and process improvements. Going forward, the Company expects gross margin to benefit from improved economies of scale and further process improvements as the Company scales up and automates its manufacturing operations.

Expenses

Research and development expenditures for the three and six months ended June 30, 2005 increased to $736,037 and $1,396,136 from $445,831 and $814,917, an increase of 65% and 71% respectively. The increase in the second quarter of 2005 reflects increased product validation, product enhancement and testing costs ($164,000), RAMP software upgrades ($50,242), personnel growth ($42,289), and travel expenses ($15,796).

Marketing and business development expenses for the three and six months ended June 30, 2005 increased to $819,759 and $1,517,972 compared to $338,789 and $565,782 in 2004, an increase of 142% and 168% respectively. The increase in the second quarter of 2005 was due to higher payroll and benefit costs, related primarily to the addition of sales and marketing staff ($220,052), the implementation of a revenue based commission plan ($21,000), recruitment and training costs related to building a sales and marketing department for the clinical market ($25,757) and an increase in attendance at conferences to promote the Company’s products ($178,509).

General and administrative expenses for the three and six months ended June 30, 2005 increased to $561,153 and $961,916 compared to $352,726 and $685,972 in 2004, an increase of 60% and 40% respectively. This increase is partially the result of payroll and benefit costs related to the hiring of a full-time Chief Financial Officer for the 2005 period. Additional factors included the allocation of the Chief Operating Officer’s compensation to G&A as a corporate expense ($67,463), the company’s annual general meeting and Form S-8 registration with the U.S. Securities and Exchange Commission ($51,655), strategic finance consulting services ($61,477), travel expenses ($15,609) and tax return and audit expenses ($21,184).

Other Income/Expenses

For the three and six months ended June 30, 2005 the Company recorded non-cash stock-based compensation of $227,899 and $456,332 compared to $220,000 and $441,875 in 2004. This expense represents the fair value of stock

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

options granted using the Black-Scholes option-pricing model. The higher charge is primarily related to an increase in the number of options granted for the quarter (2005 – $444,350, 2004 – $109,050).

For the three and six months ended June 30, 2005, loan guarantee fees interest and expense were $19,178 and $37,252 compared to $45,520 and $171,349 for the same period in 2004. Loan guarantee fees for the three months ended June 30, 2005 were $17,970 (2004 - $32,592). For the six months ended June 30, 2005, the Company recorded $35,940 (2004 - $138,016) in loan guarantee fees. These costs relate to the amortization of the fair market value of bonus warrants issued to lenders as part of a loan facility agreement. For the three and six months ended June 30, 2005, the Company incurred, $1,208 and $1,312 (2004 - $12,928; $33,333) in interest expense on the use of the line of credit facility and other miscellaneous interest charges.

During the three and six months ended June 30, 2005, the Company earned interest income of $3,113 and $11,415 (2004 - $nil; $2) relating to funds on deposit.

Loss

For the three and six months ended June 30, 2005, the Company reported a loss of $1,883,294 and 3,460,303 (($0.03) per share; ($0.05) per share) compared to a loss of $1,109,420 and $1,859,924 (($0.02) per share; (0.03) per share) in 2004. The increase in losses is primarily due to increased sales and marketing expenses incurred to build the Company’s customer base and sales funnel, increased research and development expenditure for new projects, increased spending on investor relations and strategic consulting services to increase awareness of the Company and increased legal and accounting costs relating to its Form S-8 option plan registration with the SEC.

SUMMARY OF QUARTERLY RESULTS

The table below sets forth selected data derived from the Company’s unaudited consolidated interim financial statements prepared in accordance with Canadian generally accepted accounting principles for the eight previous quarters ended June 30, 2005.

	2005	2005	2004	2004	2004	2004	2003	2003
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total Revenue	929,919	796,817	456,493	657,753	753,499	809,136	377,443	255,825
Loss	(1,883,294)	(1,577,008)	(1,965,811)	(1,113,240)	(1,109,420)	(750,504)	(1,072,434)	(1,172,724)
Loss per Share –
Basic and Diluted	($0.03)	($0.02)	($0.03)	($0.02)	($0.02)	($0.01)	($0.02)	($0.02)
Total Assets	2,733,627	3,297,073	4,544,784	2,212,921	1,690,666	1,541,212	1,181,334	1,070,806

Quarter to quarter variability and the general up-trend in revenues is driven primarily by three factors:

1.

Generally increasing market acceptance of the Company’s products with 2004 being the second full year of sales for West Nile Virus products, the second full year for biodefense products and the initial launch of clinical products occurring internationally in mid 2004 and in the U.S. in January 2005;

2.

Seasonality related to the demand for RAMP West Nile Virus Tests where the majority of the year’s sales occur in the second and third quarters with commercial sales of West Nile Virus products initiated in November 2003; and

3.	The timing of achievement of services contract milestones and corresponding revenue recognition.

The increase in total assets in the fourth quarter of 2004 relates to the closing of a private placement financing in December 2004.

The trend in rising losses is primarily the result of increasing sales and marketing expenditures, primarily to develop the clinical sales funnel and a general increase in infrastructure across all functions to support anticipated sales and partnering requirements.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations primarily through equity and debt financings. As of June 30, 2005 the Company has raised approximately $34.8 million from the sale and issuance of equity securities, net of share issue costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company’s working capital position as of June 30, 2005 was $161,327, a decrease of $2,959,867 from $3,121,194 on December 31, 2004 of. For the three and six months ended June 30, 2005, the Company relied on cash on hand, its line of credit facility and profit margin from sales of products and research and development services to fund its expenditures.

For the three and six months ended June 30, 2005, the Company incurred a loss of $1,883,294 and $3,460,303 versus a loss of $1,109,420 and $1,859,924 in 2004. Until the Company receives additional revenue from product sales, it will continue to fund its operations from a combination of the issuance of equity securities, contract service fees, revenues from collaborative research arrangements, use of its remaining US$1 million line of credit, and possibly additional debt financing.

As at June 30, 2005, the Company had 6,335,917 warrants outstanding at exercise prices between $0.80 and $1.50 per share, which if fully exercised, would result in the receipt of approximately $7.5 million. The Company also had 7,840,750 stock options outstanding of which 6,185,213 were exercisable at prices between $0.27 and $1.27 per share and which, if fully exercised, would result in the receipt of approximately $3.5 million.

RISKS AND UNCERTAINTIES

Although Response Biomedical believes that there is a significant market opportunity for its diagnostic products, the markets for rapid on-site and point-of-care diagnostic tests are fragmented and still in their early stages of growth. Accordingly, there are a variety of risks that the Company will face in order to be successful. Significant efforts are being made by companies with greater resources than Response Biomedical to develop competing technologies and products. The success of Response Biomedical will depend upon the ability of the Company to demonstrate that the performance of its products exceeds that of competing tests. Additionally, where relevant, the Company may be required to show that the results of its products are similar to more expensive laboratory-based products. For clinical testing applications, the Company requires a number of regulatory approvals to market its products, the most important being approval by the United States Food and Drug Administration. Although uncertain at this time, regulatory approvals could be required at some point in the future for the Company’s environmental testing products. The market for the Company’s products will also be influenced by competing technologies and the success of the Company’s business will be highly dependent on the degree of protection provided by its intellectual property. The Company must also obtain funding for the development and commercialization of its products on reasonable terms and must compete for capital with firms within the medical diagnostics industry as well as with firms in other sectors. The recruitment and retention of personnel skilled in product development and manufacturing is critical for the Company to achieve its objectives. The Company attempts to reduce business and product development risk through a number of different strategies. For example, the Company seeks to establish relationships with strategic partners to assist in the development, funding and marketing of some of its products. This allows Response Biomedical to focus on using its own resources to develop additional product candidates and exploit new applications for its technology, further enhancing the number of product opportunities available to the Company. Response Biomedical will also continue to review and wherever practical, expand upon its intellectual property portfolio to safeguard what the Company believes to be its technological competitive advantages.

The Company has had an ongoing need to raise additional funds to continue conducting its research and development programs and clinical trials, purchase capital equipment and commercialize its products. There can be no assurance that such funds will be available on favorable terms, or at all. If adequate funding is not available, the Company may be required to delay, reduce or eliminate one or more of its research or development programs or obtain funds through arrangements with corporate partners or others that may require the Company to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than the Company would otherwise seek. Insufficient funding may also require the Company to relinquish rights to certain of its technologies that the Company would otherwise develop itself.

Foreign Exchange and Inflation

Financial risk is the risk to the Company’s results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as substantially all its revenues are denominated in U.S. dollars. The Company mitigates foreign exchange risk as it maintains U.S. dollar bank accounts that are used to pay for expenses in U.S. dollars.

Interest rate risk arises due to the Company’s cash and cash equivalents being invested in variable rate securities and the Company’s loans having fixed and variable interest rates.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MATERIAL COMMITMENTS AND CONTRACTUAL OBLIGATIONS

As at June 30, 2005, the Company had the following commitments and contractual obligations.

Commitments and Obligations	Total	< 1 Year	1 – 3 Years	4 – 5 Years	> 5 Years
UBC License Fee	$84,000	$10,050	$31,500	$21,000	$21,000

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any material off balance sheet arrangements requiring disclosure.

OUTSTANDING SHARE CAPITAL

As at June 30, 2005 there were 67,619,472 common shares issued and outstanding, 7,840,750 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.60 per share, 3,859,250 common shares reserved for future grant or issuance under the Company’s stock option plan and 6,335,917 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $1.19 per share.

TRANSACTIONS WITH RELATED PARTIES

On February 4, 2004, a person who had been working as a consultant to the Company joined the board of directors. At that time, there was an existing consulting services agreement in place between the parties, pursuant to which the Company was required to pay a company controlled by the consultant (now director) a monthly fee of US$5,000. The term of the agreement expired June 30, 2005. During the three and six month periods ending June 30, 2005, the Company paid $18,617 and $37,001 respectively for strategic consulting services as compared to $13,721 and $40,001 for the same periods in 2004. The director did not stand for re-election at the Company’s annual general meeting on June 21, 2005, however continued to provide consulting services. The Company entered into a new consulting services agreement with the consultant commencing June 21, 2005 and expiring June 20, 2006, pursuant to which the Company agreed to pay the consultant a retainer fee of US$2,500 per month for the period June 21, 2005 to December 20, 2005.

On June 21, 2005 a person who had been working as a consultant to the Company joined the board of directors. The Company and the consultant (now director) agreed to terminate an existing consulting services agreement and enter into a new agreement whereby the Company is paying a company wholly owned and controlled by this director a maximum of $4,500 per month, which can only be exceeded with authorization by the Company. The agreement has a minimum term of six months, after which it automatically renews on a monthly basis and may be terminated by either party with thirty (30) days written notice.

The Company has no other standard arrangement pursuant to which directors are paid a fee by the Company for their services except for the granting from time to time of incentive stock options in their capacity as directors of the Company.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s significant accounting policies are disclosed in Note 2 to the audited consolidated financial statements as at December 31, 2004. The Company believes that the significant accounting policies disclosed in its year-end financials are critical in fully understanding and evaluating its reported interim and annual financial results. Additional information relating to the Company, including its fiscal 2004 audited consolidated financial statements, is available by accessing the SEDAR website at www.sedar.com

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company has elected to prospectively adopt the recommendations of the Canadian Institute of Chartered Accountants (the “CICA”) Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, for awards granted under its stock option plan to executive officers, directors and employees, effective January 1, 2003. The Company had adopted the recommendations, as required, for awards granted under its stock option plan to non-employees. This standard and the amendments require that all stock-based awards be measured and recognized using a fair value based method. The fair value of stock options is estimated at the date of grant using the Black-Scholes option-pricing model and is amortized over the vesting terms of the stock options.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company was permitted to and elected to prospectively apply the fair value based method of accounting for stock based stock options granted to employees, officers and directors effective January 1, 2003. Previously, no compensation expense was recorded for stock-based compensation awards to employees, officers and directors. The adoption of the new recommendations resulted in an additional benefit expense of $82,000 in 2003 when the effect of the fair value method on employee options was disclosed but not required to be recorded in financial statements.

FINANCIAL INSTRUMENTS

Certain of the Company’s financial instruments, including cash equivalents, accounts and amounts receivable, accounts payable, demand loans payable and loans payable to shareholders and directors, the carrying amounts approximate fair values due to their short term nature.

The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers. As at June 30, 2005, five (December 31, 2004 - five) customers represent 62% (2004 - 72%) of the trade receivables balance.

Financial risk is the risk to the Company’s results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk given that approximately 95% of total revenues for the quarter ended June 30, 2005 were received in U.S. dollars. The Company minimizes this risk by maintaining a U.S. dollar account for all U.S. sales revenues and expenditures, thereby minimizing currency exchange.

Interest rate risk arises due to the Company’s cash and cash equivalents being invested in variable rate securities.

NOTICE TO READER

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the three and six months ended June 30, 2005.

CONSOLIDATED BALANCE SHEETS
[See Note 1 - Basis of Presentation]

Incorporated under the laws of British Columbia	June 30,	December 31,
	2005	2004
(Unaudited – expressed in Canadian Dollars)	$	$

ASSETS
Current
Cash	284,587	2,716,902
Short-term investment [note 7]	2,544	2,500
Trade receivables [note 4]	670,914	244,785
Other receivables	72,910	38,277
Inventories [note 5]	873,777	1,024,111
Prepaid expenses and other	50,294	52,076
Total current assets	1,955,026	4,078,651
Capital assets [note 14]	742,661	394,253
Deferred loan costs [note 6]	35,940	71,880
Total assets	2,733,627	4,544,784

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness [note 7]	643,064	-
Accounts payable and accrued liabilities [note 13[b]]	1,081,526	859,502
Deferred revenue - current portion	65,383	90,505
Deferred lease inducement - current portion	3,726	7,450
Total current liabilities	1,793,699	957,457
Deferred revenue	411,362	155,271
Deferred lease inducement	1,240	1,240
Total liabilities	2,206,301	1,113,968
Commitments and contingencies [notes 8[e] and 10]
Shareholders’ equity
Share capital [note 8[a]]	35,707,259	35,606,778
Contributed surplus	4,119,302	3,662,970
Deficit	(39,299,235)	(35,838,932)
Total shareholders’ equity	527,326	3,430,816
Total liabilities and shareholder’s equity	2,733,627	4,544,784

See accompanying notes

On behalf of the Board:

"William J. Radvak"	"Brian G. Richards"
William J. Radvak	Brian G. Richards
Director	Director

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
[See Note 1 - Basis of Presentation]

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004
(Unaudited – expressed in Canadian Dollars)	$	$	$	$

REVENUE
Contract service fees and revenues from
collaborative research arrangements [note 11]	69,844	253,969	77,138	435,177
Product sales [note 11]	860,075	499,530	1,649,598	1,127,458
Total revenue	929,919	753,499	1,726,736	1,562,635
Less: cost of sales - products and services [note 12]	451,913	460,053	827,244	792,322
Gross profit	478,006	293,446	899,492	770,313

EXPENSES
Marketing and business development [note 12]	819,759	338,789	1,517,972	565,782
Research and development [note 12]	736,037	445,831	1,396,136	814,917
General and administrative [note 9 and 12]	561,153	352,726	961,916	685,972
Stock-based compensation [note 3, 8[c] and 12]	227,899	220,000	456,332	441,875
Total expenses	2,344,848	1,357,346	4,332,356	2,508,546

OTHER EXPENSE
Deferred loan cost [note 6]	17,970	32,592	35,940	138,016
Interest expense	1,208	12,928	1,312	33,333
Interest income	(3,113)	-	(11,415)	(2)
Gain on disposal of assets	(1,035)	-	(1,035)	-
Grant income	-	-	-	(49,700)
Foreign exchange loss	1,422	-	2,637	44
Total other expense	16,452	45,520	27,439	121,691

Loss for the period	(1,883,294)	(1,109,420)	(3,460,303)	(1,859,924)

Deficit, beginning of period	(37,415,941)	(31,650,461)	(35,838,932)	(30,899,957)
Deficit, end of period	(39,299,235)	(32,759,881)	(39,299,235)	(32,759,881)

Loss per common share - basic and diluted
[note 8[f]]	($0.03)	($0.02)	($0.05)	($0.03)
Weighted average number of common shares
outstanding [note 8[f]]	67,597,087	56,408,343	67,597,087	56,408,343

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS
[See Note 1 - Basis of Presentation]

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004
(Unaudited – expressed in Canadian dollars)	$	$	$	$

OPERATING ACTIVITIES
Loss for the period	(1,883,294)	(1,109,420)	(3,460,303)	(1,859,924)
Add (deduct) items not involving cash:
Amortization of capital assets	50,382	42,886	111,105	87,608
Stock-based compensation	227,899	220,000	456,332	441,873
Amortization of deferred loan costs	17,970	32,592	35,940	138,016
Deferred leasehold inducement	(1,862)	—	(3,724)	—
Changes in non-cash working capital:
Trade receivables	(124,627)	163,368	(426,129)	(25,801)
Other receivables	(8,220)	—	(34,633)	—
Inventories	93,492	(234,481)	150,334	(490,253)
Prepaid expenses and other	25,592	(29,269)	1,782	(87,819)
Accounts payable and accrued liabilities	201,804	(17,991)	222,024	109,245
Deferred revenue	248,945	21,724	230,969	17,969
Other non-cash items	—	2,625	—	(55,102)
Cash used in operating activities	(1,151,919)	(907,996)	(2,716,303)	(1,724,188)

INVESTING ACTIVITIES
Purchase of capital assets	(320,985)	(19,801)	(459,514)	(26,153)
Short-term investments	—	—	(44)	—
Cash used in investing activities	(320,985)	(19,801)	(459,558)	(26,153)

FINANCING ACTIVITIES
Proceeds from issuance of common shares, options
and warrants, net of share issue costs [note 8[a]]	—	1,596,372	100,481	2,229,690
Proceeds from bank indebtedness	643,064	(563,856)	643,064	(374,419)
Cash provided by financing activities	643,064	1,032,516	743,545	1,855,271

Increase (decrease) in cash	(829,840)	104,749	(2,432,315)	104,930
Cash, beginning of period	1,114,427	1,037	2,716,902	856
Cash, end of period	284,587	105,786	284,587	105,786

Supplemental disclosure
Interest paid	1,208	12,928	1,312	33,333

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005	(Expressed in Canadian dollars)

1. BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended December 31, 2004 and on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

These unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at June 30, 2005 and for all such periods presented. Certain comparative figures for prior periods have been reclassified to conform to the current presentation.

These statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004 included in the Response Biomedical Corp. Annual Report filed with the appropriate securities commissions. The results of operations for the three and six months ended June 30, 2005 are not necessarily indicative of the results for the full year. These unaudited interim consolidated financial statements conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”), except as disclosed in Note 13.

At June 30, 2005, the Company had incurred significant losses and had an accumulated deficit of $39,299,235. The Company’s ability to continue as a going concern is uncertain and dependent upon its ability to achieve profitable operations, obtain additional capital and dependent on the continued support of its shareholders. Management is planning to raise additional capital to finance expected growth. The outcome of these matters cannot be predicted at this time. If the Company is unable to obtain adequate additional financing, management will be required to curtail the Company’s operations.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies are disclosed in Note 2 to the audited consolidated financial statements as at December 31, 2004.

3. CHANGE IN ACCOUNTING POLICY

The Company has elected to prospectively adopt the recommendations of the Canadian Institute of Chartered Accountants (the “CICA”) Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, for awards granted under its stock option plan to executive officers, directors and employees, effective January 1, 2003. The Company had adopted the recommendations, as required, for awards granted under its stock option plan to non-employees. This standard and the amendments require that all stock-based awards be measured and recognized using a fair value based method. The fair value of stock options is estimated at the date immediately preceding date of grant using the Black-Scholes Option pricing model and is amortized over the vesting terms of the stock options. As a result of the adoption of fair value accounting for stock option grants to executive officers, directors, and employees effective January 1, 2003, for the three and six months ended June 30, 2005, the Company recorded stock-based compensation expense of $227,899 and $456,332 [2004 - $220,000 and $441,875] respectively.

4. FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash, short-term investment, trade receivables, other receivables, accounts payable and loans payable to shareholders and directors, the carrying amounts approximate fair values due to their short-term nature.

The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers. As at June 30, 2005, the Company has accounts receivable from 25 customers, of which the top five represent 62% of the accounts receivable balance. As at December 31, 2004, the Company had accounts receivable from 21 customers of which the top five represent 72% of the accounts receivable balance.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005	(Expressed in Canadian dollars)

4. FINANCIAL INSTRUMENTS (cont’d.)

Financial risk is the risk to the Company’s results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk given that greater than 95% of total revenues for the three months ended June 30, 2005 were received in U.S. dollars. The Company mitigates foreign exchange risk as it maintains U.S. dollar bank accounts which are used to pay for expenses in U.S. dollars.

5. INVENTORIES

	June 30,	December 31,
	2005	2004
	$	$

Raw materials	472,069	293,642
Work in process	41,488	94,535
Finished goods	360,220	635,934
	873,777	1,024,111

6. DEFERRED LOAN COSTS

	June 30,	December 31,
	2005	2004
	$	$

Deferred loan costs	53,910	71,880
Less: amortization	17,970	—
	35,940	71,880

For the three and six months ended June 30, 2005, the Company recorded amortization expenses of $17,970 and $35,940 respectively [2004 - $32,592 and $138,016] on capitalized loan costs of $71,880 relating to previously capitalized loan costs.

7. BANK INDEBTEDNESS

As at June 30, 2005 the Company has a revolving credit facility of up to US$1,000,000 [2004 – US$1,000,000] with a Canadian chartered bank of which $643,064 [2004 - $nil] was utilized as at June 30, 2005. Amounts outstanding under this credit facility are payable on demand and bear interest at the bank’s prime rate which at June 30, 2005 was 4.25% [2004 - 4.25%] . This credit facility is guaranteed by a shareholder up to December 31, 2005. Amounts advanced under the facility, if any, are repayable in full on or before December 15, 2005. In consideration for providing the guarantee in December 2004, the Company issued to the guarantor a total of 449,250 non-transferable share purchase warrants entitling the holder to acquire one common share for each warrant at an exercise price of $0.80 per common share expiring on December 31, 2005.

The Company has an additional credit facility in the amount of $2,544 collateralized by an assignment of a short-term investment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005	(Expressed in Canadian dollars)

8. SHARE CAPITAL

[a]	Authorized - 100,000,000 common shares without par value.

Issued and outstanding	Number	Amount
	#	$
Balance, December 31, 2004	67,435,472	35,606,778
Issued for cash:
Shares issue costs	—	(9,419)
Exercise of stock options	184,000	109,900
Balance, June 30, 2005	67,619,472	35,707,259

[b]	Stock option plan

On June 21, 2005, the shareholders approved a new stock option plan (the “2005 Plan”) to incent executive officers, directors, employees and consultants who contribute to the continued success of the Company. The 2005 Plan became effective May 3, 2005 and terminates May 3, 2007. The exercise price of the options is determined by the Compensation Committee, but generally will be equal to the closing price of the share on the day immediately preceding the grant date. The options generally vest over a period of 18 months and the term may not exceed five years. In accordance with the 2005 Plan, the Company may grant options to purchase up to a maximum of 11,500,000 [December 31, 2004 – 11,500,000] common shares of the Company at any one point in time. The 2005 Plan recaptured 2,634,537 options exercised under the previous stock option plan and as result, 3,308,250 common shares were available for future grants as at May 3, 2005 under the 2005 Plan. At June 30, 2005, the Company has 3,859,250 [December 31, 2004 – 1,407,963] stock options available for issuance under the 2005 Plan.

At June 30, 2005 the following stock options were outstanding:

	Options outstanding			Options exercisable
	June 30, 2005			June 30, 2005
		Weighted
		average	Weighted	Number of options	Weighted
Range of	Number of shares	remaining	average	currently	average
exercise prices	under option	contractual life	exercise price	exercisable	exercise price
$	#	(years)	$	#	$
0.27 – 0.36	1,125,250	1.36	0.27	1,125,250	0.27
0.40 – 0.49	45,200	2.86	0.46	42,700	0.46
0.50 – 0.57	2,738,600	1.86	0.50	2,628,350	0.50
0.61 – 0.69	247,800	2.38	0.63	203,775	0.62
0.72 – 0.79	2,036,600	3.37	0.73	1,173,263	0.73
0.80 – 0.89	1,565,950	3.68	0.81	944,775	0.81
0.90 – 1.27	81,350	2.63	1.03	67,100	1.03
0.27 – 1.27	7,840,750	2.57	0.60	6,185,213	0.56

The options expire at various dates from August 1, 2005 to June 13, 2010. Options granted under the 1996 Plan allowed for up to a maximum of 10 years term.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005	(Expressed in Canadian dollars)

8. SHARE CAPITAL (cont’d.)

[b]	Stock option plan (cont’d.)

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted
	Number of	average
	optioned	exercise
	common shares	price

	#	$
Balance, December 31, 2004	7,641,500	0.60
Options granted	1,092,100	0.75
Options expired	(708,850)	0.87
Options exercised	(184,000)	0.60
Balance June 30, 2005	7,840,750	0.60

[c]	Stock-based compensation

For the three and six months ended June 30, 2005, the estimated fair value of stock options granted to employees resulted in compensation expense of $186,086 and $378,087 [2004 - $129,000 and $184,975] respectively and the estimated fair value of stock options granted to non-employees resulted in compensation expense of $41,813 and $78,245 [2004 - $91,000 and $256,900] respectively, with a corresponding credit to contributed surplus.

The fair value of stock options granted during the quarter ended June 30, 2005 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions and resulting fair value:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004

Dividend yield	0%	0%	0%	0%
Expected volatility	104%	170%	107%	125%
Risk-free interest rate	2.97%	2.86%	3.03%	2.80%
Expected life	2.4 years	2.5 years	2.4 years	2.3 years
Fair value per share	$0.48	$0.85	$0.46	$0.56

The following table shows stock-based compensation allocated by type of cost:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004
	$	$	$	$
Cost of sales - products and services	19,463	24,000	35,437	50,119
Marketing and business development	61,078	20,000	115,564	24,087
Research and development	48,176	51,500	106,228	84,394
General and administrative	99,182	124,500	199,103	283,275
	227,899	220,000	456,332	441,875

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005	(Expressed in Canadian dollars)

8. SHARE CAPITAL (cont’d.)

[d]	Escrow shares

Pursuant to an escrow agreement dated December 31, 1995 and approved by the shareholders on June 19, 1996, 825,000 common shares are held in escrow as at December 31, 2004. At the shareholders meeting on June 21, 2004, the shareholders approved a resolution to amend the terms of the escrow agreement, such that the escrow release is now based on a six-year time-release formula, in accordance with the policies of the TSX Venture Exchange. Previously, the escrow shares were to be released based on the Company’s cumulative cash flow. Commencing in March 2005, 825,000 common shares currently held in escrow will be released in tranches over a period of six years, with tranches released every six months at the discretion of the Company.

Each of the first four tranches consists of 41,250 common shares or 5% of the total escrow shares and each of the remaining eight tranches consists of 82,500 common shares or 10% of the total escrow shares. As of June 30, 2005 no escrow shares had been released.

[e]	Common share purchase warrants

At June 30, 2005, the following common share purchase warrants were outstanding:

Number of common	Exercise price
shares issuable	$	Date of expiry
2,005,835	1.00	December 30, 2005
449,250	0.80	December 31, 2005
1,875,000	1.15	June 21, 2006
2,005,832	1.25-1.50*	December 30, 2006
6,335,917	1.19

*The exercise price is $1.25 if exercised prior to December 31, 2005, and $1.50 thereafter.

The Company is required to pay additional finders fees of $117,813 upon exercise of the 1,875,000 share purchase warrants issued pursuant to the June 21, 2004 financing.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005	(Expressed in Canadian dollars)

8. SHARE CAPITAL (cont’d.)

[f]	Loss per common share

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2005	2004	2005	2004
	$	$	$	$
Numerator
Loss for the period	(1,883,294)	(1,109,420)	(3,460,303)	(1,859,924)
Denominator
Weighted average number of common
shares outstanding	67,597,087	56,408,353	67,597,087	56,408,353
Less: escrowed shares	-	825,000	-	825,000
Weighted average number of common
shares outstanding	67,597,087	55,583,353	67,597,087	55,583,353
Loss per common share - basic and
diluted	($0.03)	($0.02)	($0.05)	($0.03)

9. RELATED PARTY TRANSACTIONS

On February 4, 2004, a person who had been working as a consultant to the Company joined the board of directors. At that time, there was an existing consulting services agreement in place between the parties, pursuant to which the Company was required to pay a company controlled by the consultant (now director) a monthly fee of US$5,000. The term of the agreement expired June 30, 2005. During the three and six month periods ending June 30, 2005, the Company paid $18,617 and $37,001 respectively for strategic consulting services as compared to $13,721 and $40,001 for the same periods in 2004. The director did not stand for re-election at the Company’s annual general meeting on June 21, 2005, however continued to provide consulting services. The Company entered into a new consulting services agreement with the consultant commencing June 21, 2005 and expiring June 20, 2006, pursuant to which the Company agreed to pay the consultant a retainer fee of US$2,500 per month for the period June 21, 2005 to December 20, 2005

On June 21, 2005 a person who had been working as a consultant to the Company joined the board of directors. The Company and the consultant (now director) agreed to terminate an existing consulting services agreement and enter into a new agreement whereby the Company is paying a company wholly owned and controlled by this director a maximum of $4,500 per month, which can only be exceeded with authorization by the Company. The agreement has a minimum term of six months, after which it automatically renews on a monthly basis and may be terminated by either party with thirty (30) days written notice.

The Company has no other standard arrangement pursuant to which directors are paid a fee by the Company for their services except for the granting from time to time of incentive stock options in their capacity as directors of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005	(Expressed in Canadian dollars)

9. RELATED PARTY TRANSACTIONS (cont’d)

The following payments were made to directors, or companies related to or under their control, for the three and six months ended June 30, 2005:

	Three Months		Six Months
	Ended		Ended
	June 30,		June 30,
	2005	2004	2005	2004
	$	$	$	$
General and administrative
Strategic consulting services	18,617	13,721	37,001	40,001
Directors’ fees	-	3,000	3,000	6,000

10. COMMITMENTS AND CONTINGENCIES

As at June 30, 2005, to support expanding manufacturing, sales and marketing and research and development functions, the Company is in the process of negotiating a lease agreement on a new facility.

11. SEGMENTED INFORMATION

The Company operates primarily in one business segment in the research, development and commercialization of diagnostic technologies with substantially all of its assets and operations located in Canada. The Company’s revenues are generated from product sales in the U.S., Asia, Europe, Canada and the Middle East. Expenses are primarily incurred in Canada and the U.S.

Contract service fees and revenues from collaborative research arrangements by geographic location for the three and six months ended June 30, 2005 were as follows:

	Three Months Ended		Six Months Ended

	June 30,		June 30,
	2005	2004	2005	2004
	$	$	$	$
United States	69,844	128,719	77,138	128,719
Canada	-	125,250	-	306,458
Asia	-	-	-	-
Total	69,844	253,969	77,138	435,177

Product sales by customer location for the three and six months ended June 30, 2005 were as follows:

	Three Months Ended		Six Months Ended

	June 30,		June 30,

	2005	2004	2005	2004
	$	$	$	$
United States	536,693	383,216	1,169,735	894,366
Asia	261,065	94,428	314,070	184,040
Europe	32,670	11,577	50,381	18,927
Canada	29,647	3,132	108,950	21,888
Middle East	-	7,177	6,462	8,237
Total	860,075	499,530	1,649,598	1,127,458

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005	(Expressed in Canadian dollars)

11. SEGMENTED INFORMATION (cont’d.)

Product sales by type of product for the three and six months ended June 30, 2005 were as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004
	$	$	$	$
Bio-defense products	454,765	98,718	1,075,708	566,193
Clinical products	152,372	119,714	208,583	173,982
Vector products (West Nile Virus)	252,938	281,098	365,307	387,283
Total	860,075	499,530	1,649,598	1,127,458

12. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from the amounts previously reported to conform to the presentation adopted in the current year.

13. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the unaudited interim consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to United States generally accepted accounting principles (“U.S. GAAP”), except as more fully described in Note 16 in the Company’s annual audited consolidated financial statements for the year ended December 31, 2004.

[a]	If U.S. GAAP were followed:

[i] the effect on the Statements of Loss and Deficit would be:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004
	$	$	$	$
Loss for the period, Canadian
GAAP	(1,883,294)	(1,109,420)	(3,460,303)	(1,859,924)
Loss and comprehensive loss
for the period, U.S. GAAP	(1,883,294)	(1,109,420)	(3,460,303)	(1,859,924)
Basic and diluted loss per
common share, U.S. GAAP:	($0.03)	($0.02)	($0.05)	($0.03)
Weighted average number of
common shares, U.S. GAAP:	67,597,087	56,408,353	67,597,087	56,408,353

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005	(Expressed in Canadian dollars)

13. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

[ii]	The effect on Balance Sheet items would be:

	June 30,	December 31,
	2005	2004
	$	$
Contributed surplus	2,566,649	2,110,317
Deficit	(39,571,665)	(36,111,362)

[b]	Accounts payable and accrued liabilities comprise:

	June 30,	December 31,
	2005	2004
	$	$
Trade accounts payable	624,718	472,828
Employee-related accruals	304,970	258,165
Other accrued liabilities	151,838	128,509
	1,081,526	859,502

[c]	Pro forma information – Stock-based compensation

The following pro forma financial information presents the loss for the period and basic and diluted loss per common share had the Company recognized stock-based compensation for stock options granted to employees and directors using a fair value based method for all stock-based transactions prior to January 1, 2003. For stock options granted during the three months ending June 30, 2005 and 2004, see note 8[c] for the weighted average assumption.

Applying the above, supplemental disclosure of pro forma loss and loss per share is as follows:

	Three Months Ended		Six Months Ended

	June 30,		June 30,

	2005	2004	2005	2004
	$	$	$	$
Loss for the period U.S. GAAP	(1,883,294)	(1,109,420)	(3,460,303)	(1,859,924)
Add: Stock-based employee compensation
expense included in reported loss above	227,899	220,000	456,332	441,875
Deduct: Total stock-based
employee compensation expense using
fair based method for all awards	(227,899)	(220,000)	(456,332)	(441,875)
Pro forma loss for the period	(1,883,294)	(1,109,420)	(3,460,303)	(1,859,924)
Basic and diluted loss per common share
As reported	($0.03)	($0.02)	($0.05)	($0.03)
Pro forma	($0.03)	($0.02)	($0.05)	($0.03)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005	(Expressed in Canadian dollars)

14. CAPITAL ASSETS

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

2005
Office furniture and equipment	26,588	26,588	—
Office computer equipment	70,595	54,285	16,310
Laboratory furniture and equipment	444,257	387,283	56,974
Laboratory computer equipment	288,008	126,193	161,815
Computer software	67,396	24,490	42,906
Manufacturing equipment	476,716	47,717	428,999
Manufacturing molds	166,222	150,251	15,971
Leasehold improvements	64,713	45,027	19,686
	1,604,495	861,834	742,661

2004
Office furniture and equipment	26,588	26,588	—
Office computer equipment	58,213	49,754	8,459
Laboratory furniture and equipment	430,459	377,349	53,110
Laboratory computer equipment	229,089	80,903	148,186
Computer software	46,098	10,954	35,144
Manufacturing equipment	127,557	34,961	92,596
Manufacturing molds	162,266	138,136	24,130
Leasehold improvements	64,713	32,085	32,628
	1,144,983	750,730	394,253

15. SUBSEQUENT EVENTS

On July 26, 2005, the Company and Roche Diagnostics entered into a licensing agreement whereby Response Biomedical was granted a nonexclusive license under patent rights of Roche Diagnostics to commercialize NT-proBNP (N-terminal prohormone brain natriuretic peptide), a key marker for a broad array of cardiovascular conditions. The financial commitment by Response Biomedical to Roche Diagnostics for licensing NT-proBNP is as follows:

  Initial payment of US$100,000 on the effective date of the agreement;
  An additional payment of US$400,000 within 110 days of signing the agreement and which will be dependent upon the achievement of certain technical milestones;
  Further payments totaling US$1,500,000 are back-end loaded over a two year period, which will largely coincide with market launch and sales; and
  Future payments of an industry standard royalty on sales of the RAMP NT-proBNP test.

Response Biomedical may terminate the agreement and surrender the license granted at any time by giving sixty (60) days written notice provided that Response Biomedical only pay accrued license fees.

On July 28, 2005 the Company appointed Mr. William Moffitt, former President and Chief Executive Officer of i-STAT Corp., to its Board of Directors. Mr. Moffitt is currently the CEO of Nanosphere, Inc., a nanotechnology-based life sciences company.

On August 17, 2005, the Company received its largest single purchase order from the U.S. first responder community. The Company is shipping 10 RAMP Biodefense Systems to the Atlanta Fire Department, as per a purchase order secured by the Company's marketing and distribution partner U.S.-based Fisher Safety.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005	(Expressed in Canadian dollars)

15. SUBSEQUENT EVENTS (cont’d.)

On August 18, the Company announced that it is undertaking a non-brokered private placement of up to 5,800,000 units at a price of $0.43 per unit, each unit consisting of one common share and one-half of one common share purchase warrant. Each whole warrant shall entitle the holder thereof to purchase one common share of the Company at a price of $0.55 per share for a period of 12 months from the closing date of the private placement.